UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALPINE SUMMIT ENERGY PARTNERS, INC.

(Name of Issuer)

Subordinate Voting Shares, no par value
(Title of Class of Securities)

0210009105
(CUSIP Number)

Craig Perry
Alpine Summit Energy Partners, Inc.
3322 West End Avenue, Suite 450
Nashville, TN 37203
(615) 488-0087

Copy to:
James Guttman
Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1
(416) 367-7370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0210009105

1	NAMES OF REPORTING PERSONS
Craig Perry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF AND OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,512,392(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,512,392(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,512,392(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3509%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 0210009105

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Subordinate Voting Shares, no par value per share (the “Shares”)

(b)	Name of Issuer:

Alpine Summit Energy Partners, Inc. (the “Issuer”)

(c)	Address of Issuer’s Principal Executive Offices:

3322 West End Ave., Suite 450
Nashville, TN 37203

Item 2.	Identity and Background

(a)	Name of Reporting Person:

Craig Perry  (the “Reporting Person”)

(b)	Principal Business Address:

The principal business address of the Reporting Person is:

3322 West End Ave., Suite 450, Nashville, TN 37203

(c)	Occupation, Employment and Other Information:

The reporting person is the Chief Executive Officer and a director of the Issuer.

(d)	Criminal convictions:

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings:

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration:

Personal funds or Issuer grants.  See description in Item 4 below.

Item 4.	Purpose of Transaction

On May 30, 2023, the Reporting Person entered into an amendment to the Second Amended and Restated Limited Liability Company Agreement of HB2 Origination, LLC ("Origination") with Alpine Summit Energy Investors, Inc. ("Blocker"), dated as of September 7, 2021 (the “LLC Agreement”), to adjust certain terms and time periods applicable to the redemption of Class B non-voting units (the "Units") of  Origination, held directly and indirectly by the Reporting Person and reported on the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on July 8, 2022. Blocker is a wholly owned subsidiary of the Issuer.  On May 30, 2023, the Reporting Person redeemed 517,118 Class B non-voting units of Origination, held directly by the Reporting Person, into 517,118 Shares and 14,901,450 Class B non-voting units of Origination, held indirectly by HB2 Energy, Inc. (a company 100% owned and controlled by the Reporting Person), into 14,901,450 Shares.  On May 30, 2023, the Reporting Person also converted 15,947 Class C Proportionate Voting Shares of the Issuer, held indirectly through HB2 Energy, Inc.,  into 15,947 Shares, in connection with a mandatory conversion provision resulting from the redemption of the Units.

Item 5.	Interest in Securities of the Issuer:

(a)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 18,512,392

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 18,512,392

(iv)	Shared power to dispose or direct the disposition: 0

(v)	Aggregate amount of shares beneficially owned: 18,512,392

(vi)	Percent of class represented in Item (v) above: 33.3509%

(b)	See above.

(c)	See Item 4.

(1)
Consists of 677,931 Shares held directly by the Reporting Person, 14,917,397 Shares held indirectly by the Reporting Person through HB2 Energy, Inc., options exercisable to acquire 1,621,223 Shares, and units of HB2 Origination, LLC exercisable to acquire 545,841 Shares, held indirectly by the Reporting Person through HB2 Energy, Inc., as well as 750,000 Shares held indirectly by The Vila Monte Irrevocable Trust (the “Trust Shares”).  The Reporting Person does not have voting or dispositive authority for the Trust Shares; the Reporting Person’s spouse has a pecuniary interest in the Trust Shares but has no voting or dispositive authority for the Trust Shares.

(2)
The percentages used herein are calculated based upon 33,830,221 outstanding Shares as of May 15, 2023,  19,510,656 Shares issued on May 30 2023, and 2,167,064 Shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None

Item 7.	Material to Be Filed as Exhibits:

99.1  Second Amended and Restated Limited Liability Company Agreement, dated September 7, 2021 (incorporated by reference to Exhibit 10.1 of the Issuer's 8-k filed with the SEC on June 2, 2023)

99.2 Amendment to Second Amended and Restated Limited Liability Company Agreement of HB2 Origination, LLC, dated May 30, 2023 (incorporated by reference to Exhibit 10.2 of the Issuer's 8-k filed with the SEC on June 2, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2023

/s/ Craig Perry
Craig Perry